Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

Cautionary Statements Regarding Forward-Looking Information.

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”, “project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed transactions between Mylan Inc. (“Mylan”) and Abbott Laboratories (“Abbott”), in which Mylan will acquire the non-U.S. developed markets specialty and branded generics business of Abbott (the “Abbott Assets” or the “acquired business”) and Mylan will become a wholly owned subsidiary of a new holding company New Moon B.V. (“New Mylan”) organized in the Netherlands, which will also own the Abbott Assets (the “Proposed Transactions”), the expected timetable for completing the Proposed Transactions, benefits and synergies of the Proposed Transactions, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the accounting and tax treatments and the timing and completion of the Proposed Transactions; changes in relevant tax and other laws; the parties’ ability to consummate the Proposed Transactions; the conditions to the completion of the Proposed Transactions, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the Proposed Transactions not being obtained on the terms expected or on the anticipated schedule; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Proposed Transactions; the retention of certain key employees of the acquired business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Proposed Transactions within the expected time-frames or at all and to successfully integrate the acquired business; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; Mylan’s (prior to or after close of the Proposed Transactions) capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business; the inherent challenges, risks and costs in Mylan’s ability to identify, acquire and integrate complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 and its other filings with the SEC. You can access Mylan’s Form 10-K and other filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

In connection with the Proposed Transactions, New Mylan and Mylan intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ABBOTT ASSETS AND THE PROPOSED TRANSACTIONS. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Proposed Transactions. The proxy statement/prospectus and other documents relating to the Proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan by accessing Mylan’s website at www.mylan.com/investors or upon request to Mylan at 724.514.1813 or investor.relations@mylan.com.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transactions under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On August 7, 2014, Mylan hosted a conference call and live webcast in conjunction with the release of its financial results for the three and six months ended June 30, 2014. Below is a transcript of the presentation. Portions of the presentation unrelated to the Proposed Transactions have been omitted.

CORPORATE PARTICIPANTS

Kris King Vice President, Global Investor Relations	Rajiv Malik President

Heather M. Bresch Chief Executive Officer	John D. Sheehan Executive Vice President and Chief Financial Officer

OTHER PARTICIPANTS

[Information unrelated to the Proposed Transactions has been omitted.]

Jami Rubin

Analyst, Goldman Sachs & Co.

Gregg Gilbert

Analyst, Deutsche Bank

Marc Goodman

Analyst, UBS Securities LLC

Chris T. Schott

Analyst, JPMorgan Securities LLC

Sumant S. Kulkarni

Analyst, Merrill Lynch, Pierce, Fenner & Smith Incorporated

David Buck

Analyst, The Buckingham Research Group, Inc.

Ken C. Cacciatore

Analyst, Cowen & Co. LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Second Quarter 2014 Financial Results Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder, today’s call is being recorded.

I would now like to introduce your host Ms. Kris King, Vice President of Investor Relations. Please go ahead.

Kris King

Vice President, Global Investor Relations

Thank you, Janine. Good morning, everyone. Welcome to Mylan’s second quarter 2014 earnings call. Joining me for today’s call are Mylan’s Chief Executive Officer, Heather Bresch; President, Rajiv Malik; and Executive Vice President and Chief Financial Officer, John Sheehan.

During today’s call, we will be making forward-looking statements pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other matters, the proposed acquisition of Mylan of Abbott Laboratories non-U.S. developed markets, specialty and branded generics business, our expected or targeted future financial and operating performance, results, metrics and plans, and expectations related thereto; the ability to obtain regulatory approvals and planned launches of and anticipated exclusivity periods for new products.

Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, the timing and accounting of tax treatment of the proposed acquisition, conditions of the completion of the proposed acquisition including the receipt of approval of Mylan’s shareholders, the terms and timing of the regulatory approvals required for the proposed acquisition, cost and other challenges of the integration of Abbott’s non-U.S. developed market specialty and branded generics business by Mylan, the possibility of higher operating costs and business disruptions following the proposed acquisition, the impact of competition, situations where we manufacture market and/or sell products notwithstanding unresolved allegations of patent infringement, any regulatory, legal or other impediments to our ability to bring new products to market, and those set forth under forward-looking statements in today’s earnings release, and the risk factors set forth in our Form 10-K for the period ended December 31, 2013.

We undertake no obligation to update any statements made today whether as a result of new information, future events or otherwise. Today’s call should be listened to and considered in its entirety and understood to speak only as of today’s date.

In addition, we’ll be referring to certain actual and projected financial metrics of Mylan on an adjusted basis which are non-GAAP financial measures. These non-GAAP measures are presented in order to supplement your understanding and assessment of our financial performance. Please refer to today’s earnings release which is available on our website, as well as the SEC website as it contains detailed reconciliations of these non-GAAP financial measures to those directly comparable to GAAP financial measures.

Before I turn the call over to Heather, let me also remind you that the material in the call, with the exception of the participant questions, is the property of Mylan and cannot be recorded or rebroadcast without Mylan’s express written permission. An archived copy of today’s call will be available on our Web site later today and will remain available for a reasonable amount of time.

With that, I’ll now like to turn the call over to Heather Bresch.

Heather M. Bresch

Chief Executive Officer

[Information unrelated to the Proposed Transactions has been omitted.]

Our ability to consistently deliver on our commitments reflects the dedication and hard work of our employees around the world, and on behalf of Mylan’s board and our entire management team, I’d like to thank them for a job well done. I’d also like to greet Abbott’s employees who will be joining us as part of the deal and look forward to welcoming you to the Mylan family.

[Information unrelated to the Proposed Transactions has been omitted.]

In Europe, sales totaled $396 million, a 5% constant-currency increase compared to the second quarter of 2013. We continue to be encouraged by the year-over-year growth we’ve seen over the last couple of years and look forward to the addition of the complementary commercial platform we are acquiring through the Abbott acquisition, which we believe will only further enhance our growth prospects for this region.

[Information unrelated to the Proposed Transactions has been omitted.]

We also continue to invest in our very important growth drivers which are key components to delivering on our target of at least $6 in 2018. Rajiv will update you on some of these shortly. Additionally, the Abbott transaction not only complements our existing strategy by hitting on many of our key drivers, but it also positions us to potentially accelerate achieving our $6 target.

Abbott builds on our strong momentum, expands and diversifies our business and our top 10 markets outside of the U.S. and clearly positions Mylan for our next phase of growth. The anticipated enhanced financial flexibility created by this transaction immediately positions us to execute on highly strategic and financially accretive transactions in the near term. With that said, given the pendency of Abbott the transaction and management’s current activities around additional strategic opportunities, we will be postponing our Investor Day until a later date.

[Information unrelated to the Proposed Transactions has been omitted.]

Rajiv Malik

President

[Information unrelated to the Proposed Transactions has been omitted.]

John D. Sheehan

Executive Vice President and Chief Financial Officer

[Information unrelated to the Proposed Transactions has been omitted.]

At the end of the quarter, our gross-debt-to-EBITDA leverage ratio is approximately 3.3:1. We continue to have ample borrowing capacity and financial flexibility and remain committed to our 3:1 long-term target for gross leverage which represents an investment-grade credit profile. Further, as Heather stated earlier, we continue to be active in the M&A space and remain committed to our stated M&A parameters that any transaction would be accretive to earnings and maintain our long-term gross leverage targets. As you are aware, our financial flexibility will be significantly enhanced through the proposed Abbott transaction which opens up even more opportunities to create additional value for our shareholders.

[Information unrelated to the Proposed Transactions has been omitted.]

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] The first question is from Jami Rubin with Goldman Sachs. Please go ahead.

Jami Rubin

Goldman Sachs & Co.

Thank you. Not easy to limit myself to two questions, but I will try. First, John and Heather, so you’re postponing your Analyst Meeting that was scheduled for September even though that meeting was scheduled just a couple of weeks before you announced the Abbott deal. I’m wondering if you can provide a little bit more color as to why is it all the noise around tax inversions that is – is that a reason? And it also seems that you’re hinting at other strategic activities. And, John, if you could just talk to how you’re able to get another deal done before the Abbott deal which doesn’t close until the first quarter of next year.

And then the second question is for Rajiv on Copaxone. What are the gating items on Copaxone approval, generic Copaxone approval since it sounds like you’re very close? Thanks.

Heather M. Bresch

Chief Executive Officer

Well, the good news is you figured out how you get six questions at the same time. But anyway, I will kind of kick it off here, Jami. First, I guess what I’d say is taking kind of everything into consideration and wanting to come with a full picture of what now the Abbott-Mylan combination will make. We just felt that it would be in the best interest to be able to come with that full picture.

And in the meantime, we absolutely are busy looking at everything. I think we teed that up when we announced the Abbott transaction that we believed that it would be a great – not only a great strategic transaction but also financial in the sense that it really sets us up to have extreme and significant cash flow and financial flexibility to – immediately to be able to strike and to do other transactions. So, I think that with everything taken into consideration, we thought that the best way to come in front of you guys and give that full picture, how one plus one equals four, would be at a later date.

And I think that as far as everything else goes, the noise around inversions and everything else, Jami, I guess, the only thing I’d say is, there’s tremendous speculation, and really, at this point in time, that’s all it is. And we are continuing to move forward. We feel solid about our transaction and look forward to laying it all out there for you, guys.

Rajiv Malik

President

[Information unrelated to the Proposed Transactions has been omitted.]

John D. Sheehan

Executive Vice President and Chief Financial Officer

And I would just close to the – as Heather indicated, I mean, in her comments about looking at everything that within – that there is nothing that would preclude us from being able to do certain transactions here in the near term.

[Information unrelated to the Proposed Transactions has been omitted.]

Operator: Our next questioner is Gregg Gilbert with Deutsche Bank. Please go ahead.

Gregg Gilbert

Analyst, Deutsche Bank

Thanks. Good morning. I have two for you, Heather. The press release talks about highly strategic and financially accretive transactions in the near term. So, would you like to set the bar for us on the likelihood of a deal or deals before Abbott closes, or if there are any other color to straighten people out on what that specifically means? And my second question on inversions, of course, is just what is your personal view on whether the Treasury Department can and will do something soon to materially affect inversions, or is it just noise and speculation as you suggest? Thanks.

Heather M. Bresch

Chief Executive Officer

Sure. So, Gregg, I’ll say this. We absolutely are busy looking at strategic and financially accretive transactions. I’m not going to give a timeframe. I think that we’re active, and I think, as John and I have both noted, there’s nothing precluding us from announcing or closing a deal prior to the Abbott closing. So, with that being said, we don’t have a gun to our head. Again, we’re able to really look. There’s a lot of opportunities out there, and we are looking at everything. And I think that depending on timing and depending on all the different moving pieces and parts, if we can strike sooner rather than later, I can assure you that that’s what our interests are.

As far as inversions, I guess, here’s my two cents’ worth on it. I think there is a lot of noise in the sense that the facts have really been sheltered. I know I’ve joked before don’t let the facts get in the way of a good story or good campaign. And I truly believe there’s such an uneducated dialogue going on around inversions right now. That is going to be very, I believe, difficult for an executive order or the Treasury Department to do something that doesn’t just truly jeopardize foreign entities including the companies who have inverted and just companies that are foreign but do a significant amount of business in the United States which contributes to huge jobs, there’s treaty aspects.

So, I think as much as the Senate may want to vote on something to take it back into the field and be able to say to their constituencies they’re trying to do something, I just continue to think the odds of anything getting done and looking at one little snapshot of our tax code which needs significantly reformed is unlikely.

Operator: Our next question is from Marc Goodman with UBS. Please proceed.

Marc Goodman

Analyst, UBS Securities LLC

Heather, can you give us a little more color on kind of what’s going on in Europe, in France, and in Asia, and specifically Agila, which is still a relatively new acquisition and how that’s been performing.

[Information unrelated to the Proposed Transactions has been omitted.]

Heather M. Bresch

Chief Executive Officer

Sure. So, as I had mentioned in my remarks, we stay very encouraged. We’ve continued to see year-over-year growth throughout Europe, especially our largest markets, France, Italy. And obviously, the Abbott transaction just allows us to build even more critical mass around the physician channel and the opportunity for us to now leverage that business between the pharmacy channel and physician channel in those markets throughout Europe. So, we’re extremely excited not only about what are now core business and the stability around our core business, but now what we’re going to be able to add to it, I think, is going to be significant and truly allow us to get the one plus one equals four out of Europe.

[Information unrelated to the Proposed Transactions has been omitted.]

Operator: The next question is from Chris Schott with JPMorgan. Please go ahead.

Chris T. Schott

Analyst, JPMorgan Securities LLC

Great. Thanks very much. Just a follow-up on some of the earlier business development comments, can you just talk about the tax-rate implications if you were to acquire, let’s say, another ex-U.S. branded business prior to the Abbott close? I guess can you leverage in that situation your new tax structure?

And then just a bigger-picture question, one of the little push-backs we’ve been hearing from investors post the Abbott deal is this kind of trade-off between earnings accretion and organic growth as you maybe look at additional established product divisions, how do you think about that balance when you consider maybe some of the assets they’ve been talking about in the market there may be lower growth but have very strong financial returns as compared to maybe higher-multiple, higher-growth assets that could support higher growth of the overall business and multiple expansion? Just how are you debating those options as you look at assets out there? Thanks very much.

Heather M. Bresch

Chief Executive Officer

Chris, I think that what we tried to stress, and I think obviously just to your point, what Abbott really sets us up for is: one, what we’re able to do with this business and combining it with our existing business and infrastructure, with our operational excellence, and being able to really do more with that asset than it was in its current setting. And I think that, in addition, obviously it gives us significant financial flexibility to tee up some of these other transactions that we’ve been talking about. I think that there is a balance as we continue to look at things that will allow us to build that cash flow. And we’re certainly looking at things that both have a high growth rate, as well as those that still may build or contribute to this financial flexibility as long as it complements and has strategic rationale.

I think what we’ve been solid behind is that that comes first and foremost, and the other things whether inversion, whether synergies that that is the by-product. But at the end of the day, if it’s got the right strategic rationale and we believe tees up for our shareholders the greatest return and lets us have the most flexibility is really what our priorities are as we look at these transactions.

John, you want to hit the tax?

John D. Sheehan

Executive Vice President and Chief Financial Officer

Yeah. On the tax side to the extent that we were to execute on a transaction prior to the close of the Abbott transaction which I believe is the genesis of the question, I do believe that we track proper tax structuring, and we have a very strong tax team here at Mylan that would be able to do so. You would get maximum benefit out of any maximum benefit leverage from any tax structures. So, yes, I think there’s a lot of opportunity there on the tax side.

[Information unrelated to the Proposed Transactions has been omitted.]

Operator: And the next question is from Sumant Kulkarni with Bank of America Merrill Lynch.

Sumant S. Kulkarni

Analyst, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Good morning. Thanks for taking my questions. The first one is when should we start seeing the potential positive financial impact of the recent generic Paxil CR legal development? And the second is on business development. You’ve singled out the OTC area as one capability that Mylan would like to have. Would you still answer that question the same way? And for, John, quickly, would you be willing to dip below investment grade if you had the budget transaction between announcement until closing of the Abbott transaction?

Heather M. Bresch

Chief Executive Officer

Okay. So, first of all, obviously, we’re very pleased with the Paxil judgment and the injunction that was put into place. And I can assure you we are doing everything to maximize that opportunity, and that’s certainly built into the guidance that we’ve now given you for the rest of 2014.

And as far as the OTC channel, we do think that’s an interesting channel. Certainly, in some respect even outside the U.S. more than inside the U.S. because I think as you think about how these channels play against each other in Europe or with each other from a physician channel or pharmacy channel in that OTC, and given the independence of the pharmacies throughout Europe.

There are opportunities to build that brand’s presence on both behind the counter and in front of the counter. So – and as we stated, the Abbott transaction certainly gives us a beginning foothold on OTC. So, I think we’ve got real opportunities to look at some of these brands that we’re now acquiring, as well as perhaps add some products that would be very strategic but allow us to build upon the Mylan equity through now all channels in Europe.

John D. Sheehan

Executive Vice President and Chief Financial Officer

And, Sumant, I think we indicated through the Abbott transaction that our leverage ratio will get down into 2.3, 2.4 times gross-debt-to-EBITDA. And that opens up substantial financial flexibility to us that we talked about a couple of weeks ago, when we announced the Abbott transaction. And therefore, I’d say that we have been consistent that we’re committed to our investment-grade credit rating. And I don’t see any limitation for our being able to do what we want to do with and maintaining that rating.

[Information unrelated to the Proposed Transactions has been omitted.]

Operator: The next question is from David Buck with Buckingham. Please proceed.

David Buck

Analyst, The Buckingham Research Group, Inc.

[Information unrelated to the Proposed Transactions has been omitted.]

And then finally, if we look at the commentary on inversions, Heather, you referred to it as speculation, but it’s essentially one administration, one party. And is there anything that’s being done on a lobbying basis from GPhA given that potentially four out of the top four companies would be foreign owned and/or inverted to – express your views about the potential changes at Treasury or changes with the overall tax law basically attacking inverted companies? Thanks.

Heather M. Bresch

Chief Executive Officer

[Information unrelated to the Proposed Transactions has been omitted.]

As far as the inversion, I think, as I’ve stated here earlier this morning, there is a lot of speculation. There is a diverse range of things being discussed. And I think though at the end of the day, it’s going to be very difficult to take one piece of our tax code and try to be punitive for companies that are foreign based or have chosen inversion. I think that we’ve been very clear that does not – it does mean we stop paying U.S. taxes. We’re obviously continuing to pay U.S. taxes, as well as a lot of these foreign companies are paying U.S. taxes and creating U.S. jobs.

And I think that when you look at our industry specifically, over – almost 50% of the products that are sold here in the United States come from outside of the United States. So, as we’ve said, if we wanted to close our borders and not allow any products in, which seems very impractical, I think that no one has complained about the $1 trillion that our industry has saved, our country over the last decade, I think that that will be continuous. And I think that for us to set back and try to act like we can just buy American, it’s impossible in our industry. And that being punitive and not allow us to be competitive, I do not believe it’s in our country’s best interest, and I hope that prevails at the end of the day, our country’s best interest.

Operator: The next questioner is Ken Cacciatore with Cowen and Company. Please go ahead.

Ken C. Cacciatore

Analyst, Cowen & Co. LLC

Thanks, Heather. Just wondering if you can give us as descriptive details as you can to what you think Mylan looks like in three years, and what component of Mylan is longer-duration, higher-margin products like an EpiPen? Thank you.

Heather M. Bresch

Chief Executive Officer

Sure. So, look, Ken, I think as you think about the next three years, there couldn’t be a more exciting time for Mylan. I think when you look at things like our generic Advair, Copaxone, I think when you look at these complex products that we’re continuing to bring to the market, and then you look at EpiPen, but not just EpiPen, you’ve heard me refer to this franchise strategy, I think as we look at being – taking an allergy leadership position, I think as you look at our respiratory, I think what you’re going to continue to see Mylan doing is really building out excellence in some of these therapeutic categories that allow us to really start positioning full broad-spectrum patient solutions versus just product specific.

So, I think that like I said, there couldn’t be a more exciting time, I believe, in the history of our company than what we’ve teed up the opportunities, what we’ve invested in the organic growth drivers, as well as then to complement everything I just said with the transactions that we’re looking at that will just accelerate, I think, some of these opportunities that we have before us. So, I think there’s not a better time, and I think that Mylan is going to be well, well positioned for significant growth over these next several years.

[Information unrelated to the Proposed Transactions has been omitted.]